Exhibit 99.1
Contact:	Trinity Biotech plc Gary Keating, Ph.D (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 investorrelations@trinitybiotech.com

Trinity Biotech Reports Landmark First-Day Accuracy Gains in
CGM Pre-Pivotal Trial

Trinity Biotech’s patented technology represents a paradigm shift in the global CGM market, projected to exceed $20 billion by 2029

DUBLIN, Ireland (February 6, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced new findings from its latest pre-pivotal trial, highlighting significant improvements in first-day performance for its next-generation continuous glucose monitoring (CGM) system.

The latest analysis confirms that first-day accuracy - a critical performance metric for CGM users - shows an approximately 35% improvement in Mean Absolute Relative Difference (MARD) and a more than 50% improvement in Mean Absolute Difference (MAD) with Trinity Biotech’s redesigned CGM sensor compared to the previously marketed Waveform product. The first 24 hours of CGM wear have been a persistent weak spot across the industry, with sensor accuracy often fluctuating due to the body’s natural response to insertion. These advancements promise to address a key pain point for users, as inconsistent glucose readings on the first day of wear have historically led to user frustration and safety concerns.

Builds On Other Breakthrough Results from Latest Pre-Pivotal Trial

Trinity Biotech’s latest pre-pivotal trial involved 30 diabetic participants, primarily individuals with Type 1 diabetes, each of whom wore multiple sensors over a 15-day period. As previously reported, the trial evaluated modifications made by Trinity’s R&D team to technology acquired from Waveform Technologies, Inc. that enhance sensor design and performance, which in addition the significant first-day performance improvement, also yielded the following exceptional results:

•	Superior Signal Quality: Significant improvements in signal clarity compared to previously released Waveform CGM sensors.
•	Enhanced Reliability Post-Insertion: Sensor performance immediately after placement demonstrated markedly improved consistency, reducing variability for users.
•	Breakthrough Accuracy: A 25-30% improvement in the key accuracy metric—mean absolute relative difference (MARD)—over earlier Waveform CGM sensors.
•
Industry-Standard Low-Glucose Precision: Accuracy for low blood sugar readings (measured by mean absolute difference, or MAD) is now aligned with industry benchmarks, a critical achievement for hypoglycemia management.

Revolutionizing CGM Accessibility and Performance
Trinity Biotech’s redesigned ergonomic modular CGM system is designed with affordability, accuracy, and sustainability in mind. The device’s reusable and rechargeable components are designed to reduce costs for users while minimizing environmental impact. The Trinity CGM represents a paradigm shift in the market, and promises to make continuous glucose monitoring more accessible to millions of individuals who have previously been unable to afford it.

Next Steps: Advancing Toward Commercialization
These latest findings reinforce Trinity’s confidence in delivering a high-performance, calibration-free CGM system that meets the FDA’s iCGM standards. The Company remains on track for regulatory submissions in Europe in 2025, followed by a U.S. FDA filing in 2026, with commercialization efforts targeting both diabetes patients and broader health-conscious consumers.  Building on the success of its latest trial, Trinity now plans to begin further pre-pivotal clinical trials in Q1 2025 on additional device enhancements.

To stay updated on Trinity Biotech’s CGM developments, visit https://cgm.trinitybiotech.com.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.